Table of Content
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☐ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

Or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 000-18516
A.  FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
ARTESIAN 401(K) RETIREMENT PLAN
B.  NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
ARTESIAN RESOURCES CORPORATION
664 CHURCHMANS ROAD
NEWARK, DE 19702

Table of Content
Artesian 401(k) Retirement Plan
Financial Statements and Supplemental Information
December 31, 2024

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	3 - 4

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2024 and December 31, 2023	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024	6
Notes to the Financial Statements	7 - 15

Supplemental Information

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	17

Signatures	18
Exhibit Index	19

Consent of BDO USA, P.C.

Other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Table of Content

Plan Administrator and Participants
Artesian 401(k) Retirement Plan
Newark, Delaware

Opinion

We have audited the financial statements of Artesian 401(k) Retirement Plan (the Plan), an employee benefit plan subject to the Employee Retirement Income Security Act of 1974 (ERISA). The financial statements comprise the statements of net assets available for benefits as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Plan and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Plan's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Management is responsible for maintaining a current plan instrument, including all plan amendments. Management is also responsible for administering the Plan and determining that the Plan's transactions that are presented and disclosed in the financial statements are in conformity with the Plan's provisions, including maintaining sufficient records with respect to each of the participants, to determine the benefits due or which may become due to such participants.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Plan's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Supplemental Schedule Required by ERISA

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2024 is  presented for purposes of additional analysis and is  not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with GAAS.
In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

In our opinion, the information in the accompanying supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole, and the form and content is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

/s/BDO USA, P.C.

We have served as the Plan’s auditor since 2010.

Wilmington, Delaware
June 27, 2025

Table of Content
Artesian 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
As of December 31, 2024 and December 31, 2023

	December 31,	December 31,
	2024	2023

ASSETS
Cash and cash equivalents	$ ---	$ ---

Investments, at fair value
Artesian Resources Corp. Class A non-voting common stock	4,317,229	6,135,086
Common collective trust	3,033,677	2,782,073
Pooled separate accounts	24,805,340	22,607,248
Mutual funds	46,949,928	41,845,209

Total investments, at fair value	79,106,174	73,369,616

Participants' notes receivable	218,218	242,336
Dividends receivable	---	---

Contributions receivable
Employer	140,034	143,343
Participants	---	---

Total contributions receivable	140,034	143,343

NET ASSETS AVAILABLE FOR BENEFITS	$79,464,426	$73,755,295

See accompanying notes to financial statements.

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Artesian 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2024

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net investment income
Artesian Resources Corp. Class A non-voting common stock dividends	$163,941
Dividend income from other investments	1,737,900
Net appreciation in fair value of investments	7,725,403

Total net investment income	9,627,244

Interest income from participants' notes receivable	12,796

Contributions
Employer contributions	1,269,200
Participant contributions	2,292,293
Rollovers	147,027
Total contributions	3,708,520

Total additions	13,348,560

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Participant distributions	7,623,728
Fees	15,701
Total deductions	7,639,429

NET INCREASE	5,709,131

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	73,755,295

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$79,464,426

See accompanying notes to financial statements.

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Artesian 401(k) Retirement Plan
Notes to the Financial Statements

Note A - Description of the Plan
1.	General

Effective July 1, 1984, Artesian Resources Corporation (the "Company" or "Plan Sponsor" or "Employer") established the Artesian 401(k) Retirement Plan (the "Plan") as a defined contribution retirement plan for its employees, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Pursuant to Internal Revenue Code (“IRC”) Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits.

The Plan is administered by an Administrative Committee, which consists of six members appointed by the Company's Board of Directors. Empower Trust Company, LLC (“Empower”) serves as a Directed Trustee and CAPTRUST serves as a Section 3(21) Co-Fiduciary with regard to investments.  The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

2.	Participation and Vesting

U.S. based employees age 18 and over are eligible for Plan participation on their date of hire except for leased, seasonal and certain temporary employees. Employees may elect to make tax-deductible contributions up to the IRC limitation, including "catch-up" contributions for participants age 50 and older. Participants are also able to designate part or all of their contributions as Roth 401(k) contributions, which are made on an after-tax basis. For every dollar an employee contributes up to 6% of compensation, the Company will provide a 50% matching contribution. In each Plan year, the Company may make discretionary quarterly and annual contributions to the Plan for all employees eligible to participate in the Plan. The Company made discretionary quarterly contributions to the Plan equal to 2% of quarterly compensation for each of the four quarters of 2024.

The Company also sponsored another defined contribution plan for its employees, the Supplemental Plan. The service contributions that are continued under the current Plan and vesting guidelines for the participants receiving the service contributions are as follows:

•Only employees as of April 26, 1994 are eligible for participation in the service contribution.

•A 6% service contribution is made by the Company to the Plan for all eligible participants each quarter based upon each participant’s quarterly compensation.

•Service contributions and the associated earnings originally vested over a graded period of service, but are now fully vested for all active participants.

The total matching, discretionary and service contributions in 2024 were approximately $709,000, $490,000 and $220,000, respectively.

The Company's Board of Directors, at its sole discretion, may make a Special Discretionary Stock Contribution to the Plan. A Special Discretionary Stock Contribution was not made for 2024 and has not been made since 2007.

The trust maintains separate accounts for each participant in the Plan. These accounts are credited with the participants' contributions and Plan earnings and may be charged with certain administrative expenses. Participant contributions, and the related earnings, are fully vested.  Company contributions, and the related earnings, vest as follows:

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Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

2.	Participation and Vesting (Continued)

Years of Service		Vested Percentage
Less than 2		0%
2 but less than 3		20%
3 but less than 4		40%
4 but less than 5		60%
5 but less than 6		80%
6 years or more		100%

Any forfeitures of non-vested contributions may be offset against Company contributions or Plan administration expenses.  For the year ended December 31, 2024, forfeited non-vested accounts were approximately $194,000 and approximately $150,000 was applied to reduce the Plan Sponsor’s contribution obligations.  For the year ended December 31, 2023, forfeited non-vested accounts were approximately $13,000 and approximately $12,000 was applied to reduce the Plan Sponsor’s contribution obligations.

3.	Investment Elections

Participants direct the investment of all assets in their accounts as permitted under Section 404(c) of ERISA, except to the extent that investment direction is not provided, in which case the Qualified Default Investment Alternative (“QDIA”) is utilized.

	Participants may allocate contributions among the various investment options, including the Company's Class A non-voting common stock.

The Plan has an automatic enrollment feature for newly hired and/or rehired employees to help employees save for retirement by reducing their compensation automatically with an initial pre-tax contribution of eligible compensation, as defined in the Plan document. The initial pre-tax contribution rate of the automatic enrollment feature is 6%. This amount is deemed as the Participant's Employee Savings Contribution election if the Participant does not elect to defer a greater or lesser percentage of compensation, or elects to receive cash in lieu of making any Employee Savings Contribution, within 90 days after employment.  Any automatic deferral contributions made and any corresponding matching contributions are placed in a default investment fund as selected by the Administrative Committee, and Participants may modify the investment allocation of these contributions in the same manner as any other Plan contributions. Employees may elect to opt out from participating in the Plan, or they may elect to defer more or less than the 6% default contribution as well as choose their own investment elections offered in multiples of 1% with a minimum investment of 1% in any selected investment.

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Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

4.	Participants' Notes Receivable

Participants may borrow from the Plan under the following guidelines:

•A participant may borrow from the Plan only on account of hardship, for one of the 401(k) safe harbor hardship distribution reasons described in the applicable Federal Treasury regulations.

•A participant may borrow as much as 50% of his or her vested account balance, subject to certain minimum and maximum limitations as defined in the Plan.

•Loans are repaid over a period not to exceed five years, unless the loan is to buy, build, or substantially rehabilitate the borrower's principal residence.

•The participant's account balance is secured as collateral when the loan is executed. If a participant defaults on a loan, the loan is treated as a distribution from the Plan to the participant.

•Interest rates on loans are prime plus 1% at the date of the loan. Interest rates on outstanding balances ranged from 4.25% to 9.50% as of December 31, 2024.

•As loans are repaid to the Plan, the total payment, principal plus interest, is credited back to the participant's account.

5.	Benefits

Participants are entitled to a benefit payment equal to the vested amount credited to their accounts upon retirement, upon permanent disability, at age 59 ½, in the case of certain financial hardships outlined in the Plan document, or upon termination of employment or death.  In the event of death of a participant, a death benefit payment is made to the participant's beneficiary. The normal form of distribution under the Plan is a single lump sum distribution in cash or stock.  Alternate forms of distributions include installment payments over the life expectancy of a participant and/or beneficiary and periodic distributions at any time, including after the start of any installment payments.

The Plan allows participants who take hardship distributions to continue to make employee pre-tax salary deferral and employee after-tax Roth contributions to the Plan.

6.	Plan Termination

Although it has not expressed the intent to do so, the Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants, and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.

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Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

7.	Administrative Expenses

Administrative expenses are billed as a per participant fee and paid directly by the Employer.  Individual participant fees such as loan and distribution fees are charged to participant accounts.  Former employee participant accounts are charged the administrative participant fee plus all individual participant fees. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

8.	SECURE 2.0 Act

The SECURE 2.0 Act was signed into law as part of the Consolidated Appropriations Act, 2023.  The act contained required and optional provisions aimed at improving coverage and savings with effective dates ranging from immediate to 2024 and beyond.  Principal areas of the act addressed participant saving assistance, required minimum distributions (RMD), catch-up contributions and lost participants.

There are provisions which are currently part of the Plan design, including the provisions designed to assist with participant savings, automatic enrollment, and the RMD provisions required for 2023, which have already been adopted by the Plan. Additional provisions of the SECURE 2.0 Act will be evaluated and implemented in accordance with future regulations and guidance and the Plan will be amended as applicable.  The Plan will be amended prior to December 31, 2026 for the SECURE 2.0 Act, unless an extension of time is provided by the IRS.

Note B - Significant Accounting Policies

1.	Basis of Accounting

The Plan's financial statements are presented using the accrual method of accounting in conformity with generally accepted accounting principles.

2.	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and changes therein.  Actual results could differ from those estimates.

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Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note B - Significant Accounting Policies (Continued)

3.	Investment Valuation and Income Recognition

Plan assets held in mutual funds (shares of registered investment companies) and the Company's Class A non-voting common stock are unsecured and are traded on national securities exchanges.  Mutual funds and common stock are valued at quoted market prices at December 31, 2024 and 2023.

Plan assets held in a common collective trust are unsecured and are valued at net asset value (“NAV”).  The common collective trusts represent investments in the T. Rowe Price Stable Value Fund.  NAV is determined by T. Rowe Price based on the fair value of the underlying securities held by the common collective trust.  Plan assets invested in pooled separate accounts are valued by Empower Annuity Insurance Company (EAIC) at a per unit price based on the value of the underlying investments.

In accordance with the policy of stating investments at fair value, net unrealized appreciation for the year is included in the statement of changes in net assets available for benefits and includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

4.	Participants' Notes Receivable

Participant loans are classified as participants' notes receivable, and are measured at the unpaid principal balance plus unpaid accrued interest. The Plan classifies loans in default for various events, including failure to pay timely installments. Defaulted loans are deemed distributed and recorded as benefits paid to participants in the statement of changes in net assets available for benefits. In 2024, $2,000 was recorded as deemed distributions.  In 2023, no amounts were recorded as deemed distributions.

5.	Contributions

Participant contributions and related employer contributions are recorded in the period that the compensation is paid to the participant.

6.	Benefit Payments and Participant Distributions

Benefit payments to participants are recorded upon distribution.

7.	Income Taxes

Effective December 15, 2021, the Company restated the Plan Document utilizing the Ft. William Volume Submitter Adoption Agreement including custom language.  The custom language changes did not convert the Plan Document into an individually designed plan, however, the Company requested an updated favorable determination letter from the Internal Revenue Service “IRS” regarding the qualified status of the Plan.  A favorable determination letter was received from the IRS on September 1, 2022.  No provision for income taxes has been included in the financial statements.

The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2024, no uncertain tax positions are taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, currently no audits are in progress for any tax periods.

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Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

8.	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less.

Note C – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Several factors, including economic influences and inflation trends have led to extreme volatility in financial markets and have affected, and may continue to affect, the market price of Artesian Resources Corporation’s Class A non-voting common stock and other Plan investments.  While the potential impact brought by, and the duration of, these factors may be difficult to assess or predict, they could result in significant disruption of global financial markets. The extent to which these factors impact the financial markets will depend on future developments that are highly uncertain and cannot be predicted.

Note D – Investments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, defined fair value, established a framework for using fair value to measure assets and liabilities, and expanded disclosures about fair value measurements.  This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

•	Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in non-active markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: inputs that are unobservable and significant to the fair value measurement.

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Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note D – Investments (Continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	Investments at Fair Value as of December 31, 2024
	Level 1		Level 2		Level 3	Total

Mutual Funds	$46,949,928	$	---	$	---	$46,949,928

Pooled Separate Accounts	---		24,805,340		---	24,805,340

Artesian Resources Corporation Class A non-voting common stock	4,317,229		---		---	4,317,229

Total investments in the fair value hierarchy	51,267,157		24,805,340		---	76,072,497

Common collective trust*	---		---		---	3,033,677

Total investments, at fair value	$51,267,157		$24,805,340	$	---	$79,106,174

	Investments at Fair Value as of December 31, 2023
	Level 1		Level 2		Level 3	Total

Mutual Funds	$41,845,209	$	---	$	---	$41,845,209

Pooled Separate Accounts	---		22,607,248		---	22,607,248

Artesian Resources Corporation Class A non-voting common stock	6,135,086		---		---	6,135,086

Total investments in the fair value hierarchy	47,980,295		22,607,248		---	70,587,543

Common collective trust*	---		---		---	2,782,073

Total investments, at fair value	$47,980,295		$22,607,248	$	---	$73,369,616

* Certain investments for which fair value is measured using the NAV per share as the practical expedient have not been categorized within the fair value hierarchy.  The fair value amounts presented in this table are intended to reconcile the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

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Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note D – Investments (Continued)

The following is a description of the valuation methodologies for the Plan assets measured at fair value.

Mutual Funds – This class consists of publicly traded mutual funds. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted daily on the exchange where the fund is traded and therefore classified as a Level 1 investment.

Pooled Separate Accounts (PSAs) – This class consists of insurance company separate accounts whose investors include only qualified retirement plans and certain governmental retirement plans.  The value of each pooled separate account is determined at the close of each business day based on the fair value of the underlying assets, which can consist of a single mutual fund or multiple securities. The value of the account is expressed in units or unit value. The unit value is the dollar value of one unit and is determined at the close of each business day by dividing the fair value of the entire account by the total number of units in the account.  Contributions to the account increase the number of units. Withdrawals from the account decrease the number of units. The increase or decrease in number of units is determined by dividing the amount of the contribution or withdrawal by the unit value for the day the transaction is made. The value of the participant’s account on any date is determined by multiplying the number of units held by the unit value at the close of the business day.  The PSAs held by the Plan provide for daily redemptions by the Plan at reported unit value with no advance requirement. The Plan is permitted to redeem investment units at unit value on the measurement date. The PSAs have various investment objectives depending on the investment strategy of the accounts as provided and available to the plan participants through a variety of participant communications. The PSAs are valued as a Level 2 investment.

Artesian Common Stock –This class consists of Artesian Common Stock Class A non-voting shares and is valued at the quoted market price from a national securities exchange. Artesian Common Stock is classified as a Level 1 investment.

Common Collective Trust – This class consists of commingled funds that primarily invest in contracts issued by insurance companies and other financial institutions and seeks to preserve principal investment while earning interest income. The NAV of the common collective trust is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The common collective trust allows for daily redemption and investments in the common collective fund and does not have a participant level holding period. There are no unfunded commitments for investments in the common collective trust.  The common collective trusts represent investments in the T. Rowe Price Stable Value Fund.

Note E – Distributions Payable

Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

At December 31, 2024, there were no assets available for plan benefits for distributions to participants who requested a distribution from the Plan prior to the end of the Plan year.  At December 31, 2023, there were approximately $5,400 of net assets available for plan benefits for distributions to participants who requested a distribution from the Plan prior to the end of the Plan year.

Table of Conten

Artesian 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note F – Related Party and Party in Interest Transactions

Artesian Resources Corporation and its employees are parties-in-interest to the Plan. On December 31, 2024 and   December 31, 2023, the Plan's assets included $4,317,229 and $6,135,086, respectively, of Artesian Resources Corporation Class A non-voting common stock and $218,218 and $242,336, respectively, of participant notes receivable.  Empower and its affiliates serve as the Plan’s recordkeeper and trustee/custodian and, as such, administrative fees recorded of $15,701 qualify as party-in-interest transactions.  Transactions in these assets are exempt from the prohibited transaction rules.

Note G – Subsequent Events

Plan management evaluated subsequent events through the date the financial statements were available to be issued and has determined that there are no subsequent events that require disclosure nor adjustments to the financial statements.

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Supplemental Information

Table of Content
Artesian 401(k) Retirement Plan
EIN 51-0002090, Plan No. 003
Schedule H, Line 4i: Schedule of Assets Held For Investment Purposes at End of Year
December 31, 2024

(a)	(b)	(c)	(d)	(e)

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value

*	Common Stock -
	Artesian Resources Corporation	Class A Non-Voting Common Stock		$4,317,229

	T Rowe Price Stable Value	Common/Collective Trust		3,033,677

	Mutual Funds -
	American Funds American Balanced Fund R6	Mutual Funds		4,254,345
	American Century Small Cap Value Fund R6	Mutual Funds		147,077
	American Funds 2010 Target Date Retirement Fund	Mutual Funds		262,114
	American Funds 2020 Target Date Retirement Fund	Mutual Funds		30,887
	American Funds 2025 Target Date Retirement Fund	Mutual Funds		1,567,171
	American Funds 2030 Target Date Retirement Fund	Mutual Funds		295,154
	American Funds 2035 Target Date Retirement Fund	Mutual Funds		2,022,593
	American Funds 2040 Target Date Retirement Fund	Mutual Funds		396,312
	American Funds 2045 Target Date Retirement Fund	Mutual Funds		4,386,408
	American Funds 2050 Target Date Retirement Fund	Mutual Funds		725,423
	American Funds 2055 Target Date Retirement Fund	Mutual Funds		2,582,470
	American Funds 2060 Target Date Retirement Fund	Mutual Funds		141,794
	American Funds 2065 Target Date Retirement Fund	Mutual Funds		115,755
	Columbia Small Cap Growth Fund 1	Mutual Funds		820,948
	Driehaus Emerging Markets Growth Fund	Mutual Funds		228,548
	JP Morgan Mid Cap Growth Fund	Mutual Funds		1,797,173
	Pioneer Bond Fund K	Mutual Funds		3,393,744
	Vanguard Total International Stock Index Admiral	Mutual Funds		1,346,376
	Vanguard 500 Index Fund Admiral	Mutual Funds		12,593,842
	Vanguard Mid-Cap Index Fund Admiral	Mutual Funds		1,505,982
	Vanguard Small-Cap Index Fund Admiral	Mutual Funds		1,981,957
	Vanguard Short-Term Investment-Grade Bond Fund Admiral	Mutual Funds		2,443,197
	Vanguard Total Bond Market Index Admiral	Mutual Funds		1,378,983
	Allspring Special Mid Cap Value Fund	Mutual Funds		2,473,586
	Dreyfus Government Cash Management Fund	Mutual Funds		58,089
				46,949,928

	Pooled Separate Accounts -
	Capital Group Europacific Growth SA	Pooled Separate Accounts		3,300,365
	JP Morgan Large Cap Value 1 Fund SA	Pooled Separate Accounts		7,300,925
	JP Morgan Large Cap Growth SA	Pooled Separate Accounts		14,204,050
				24,805,340

*	Participants' Notes Receivable	Interest rates range from 4.25% to 9.5%		218,218
				$79,324,392
*	Identifies the party as a "Party in Interest" as defined by ERISA.
**	Cost information is not required for participant directed investments and is therefore not included.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ARTESIAN 401(k) RETIREMENT PLAN

Date: June 27, 2025	By:	/s/ Jennifer L. Finch
Jennifer L. Finch
Plan Administrator

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INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of BDO USA, P.C. *

*	Filed herewith.